Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

November 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Deborah L. O’Neal, Esq.

Re:	Stone Harbor Emerging Markets Income Fund and Stone Harbor Emerging Markets Total Income Fund

Response to Staff Comments on Schedule 14A – Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

File Nos. 811-22473; 811-22716

Dear Ms. O’Neal:

On behalf of Stone Harbor Emerging Markets Income Fund and Stone Harbor Emerging Markets Total Income Fund (each, a “Fund” and, together, the “Funds”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on November 15, 2021 regarding the Funds’ notice of the meeting, proxy statement and each form of proxy (the “Proxy Statement”) to be furnished to the respective shareholders of the Funds in connection with a Joint Special Meeting of Shareholders to be held on or around January 27, 2022.

A summary of the Staff’s comments, along with the Funds’ responses, are set forth below. Undefined capitalized terms used below have the same meaning as in the Proxy Statement.

1.             Comment: To the extent that any parties are relying on the “safe harbor” set forth in Section 15(f) of the Investment Company Act of 1940, please so disclose.

Response: The Proxy Statement has been revised to disclose information relevant to Section 15(f).

Ms. O’Neal

November 17, 2021

2.             Comment: Please include the disclosure required by Item 22(c)(6) of Schedule 14A.

Response: The Proxy Statement has been revised to disclose information relevant to Item 22(c)(6). Specifically, the following disclosure has been added to the Proxy Statement:

Stone Harbor and the Funds are unaware of any Trustee having any material interest, direct or indirect, in the Acquisition other than Peter J. Wilby, except to the extent that other Trustees own shares of the Funds or other funds advised or subadvised by Stone Harbor. Mr. Wilby serves as President and Chief Executive Officer of the Funds, and as Chairman of the Board of Trustees for the Funds. Mr. Wilby also is a controlling person of Stone Harbor and is employed by Stone Harbor as a portfolio manager for various investment vehicles advised or sponsored by Stone Harbor. As a result of his position with the Funds and Stone Harbor, and his compensation arrangements at Stone Harbor, Mr. Wilby has an interest in the Acquisition. In addition, Virtus and Mr. Wilby have entered into an employment contract with a duration of at least three (3) years which potentially entitles Mr. Wilby to additional ongoing compensation and other benefits directly or indirectly related to Fund matters.

3.             Comment: The Proxy Statement discloses the arrangements contemplated under an expense limitation agreement. Please append such agreement.

Response: A form of expense limitation agreement has been appended as Appendix D to the Proxy Statement

4.             Comment: The Proxy Statement indicates that the shareholders of the Funds are entitled to vote on an adjournment or postponement of a meeting if they do not secure enough votes. Please include such proposal on the proxy card.

Response: The proxy card has been amended to include the relevant proposal.

5.             Comment: The Staff observed that Virtus and Stone Harbor will bear the expenses incurred in connection with the solicitation of proxies, as well as related expenses. Please confirm that neither Virtus nor Stone Harbor will seek to recoup such expenditures from the Funds in the future.

Response: It is hereby confirmed that no recoupment will be sought from the Funds.

*           *            *

Ms. O’Neal

November 17, 2021

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti
Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc.